FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated February 7, 2008

Document 2 Material Change Report dated February 7, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

February 7, 2008 TSXV: AGX

Amador starts drilling Ajax Property and Expands Land Position

Vancouver, British Columbia - Amador Gold Corp (TSX-V: AGX) ("Amador") is pleased to announce it has commenced a 4000 metre diamond drilling program on the 100% owned past producing Ajax Mine property in Strathy Township. The Ajax Mine (also known as the Kanichee Mine) last produced copper-nickel ore with credits in gold, silver, platinum and palladium in the mid 1970’s. The last production was from the open pit that operated between 1974 and 1976, prior to being closed because of weak nickel prices. The average annual nickel price in 1976 was US$2.25/lb, the current nickel price is over US$12/lb. The open pit and workings have remained flooded since 1976.

The Ajax deposit is hosted within the Ajax intrusion, an ovoid body some 1070 m by 760 m in size, cutting mafic to felsic volcanic rocks. The intrusion ranges in composition from peridotite to partly altered gabbro and diorite. The peridotite faction is almost wholly altered to serpentinite, and is the host rock to the copper-nickel-platinum group mineralization.

Geotech Ltd. has completed a VTEM airborne geophysical survey over the property. The VTEM survey highlighted four electromagnetic anomaly trends on the Amador claims. Two of these anomaly trends are intimately associated with the Ajax intrusion. A weak to moderate trend of anomalies correlates with the historic mineralization at the Ajax deposit, while a second, stronger series of anomalies are some 200 m west and lie 100 to 150 m west of the intrusive contact. The second feature has never been tested. Both of these anomalies are priority targets for the current drilling program.

Other objectives of the drilling program include confirming selected historical mineralization, testing contact zones and structures associated with the Ajax intrusion, and, exploring for disseminated copper-nickel-platinum group mineralization suggested from the historical work.

Amador’s Technical Qualifying Report by MacRae (www.sedar.com: Amador Gold Corp., Technical Report, 20,873 Kb, filed February 5, 2008), reports the following Historic Mineral Resource estimates for the property:

In 1949 Trebor Mines reported three zones calculated by George Dumont to contain:
	Tonnes	Combined Cu+Ni
Shaft or "S" Orebody	335,455	1.42%
"A" Extension	4,099,727	0.54%
"E" (North)	497,272	0.64%
Total Tonnage	4,932,454

In 1950 the resource was again calculated by a John C. Dumbrille and reported five zones totaling 4,297,727 tonnes at 0.62% combined Cu+ Ni with PGM credits.

Ajax Minerals in 1961 gave the resources calculated by Georges Dumont to be:
	Tonnes	Copper	Nickel
Shaft Orebody	260,000	0.95%	0.58%
"A" Orebody	668,182	0.45%	0.26%
Additional Tonnage	3,909,091 of lower grade

The resource variations are considered historic. They are not conformable to National Instrument 43-101 standards and should not be relied upon as they have not been verified by a Qualified Person.

During its operation, limited production occurred from a 75 metre (m) vertical shaft with 670 m of lateral development on the 30 and 68.6 m levels, and, from a small open pit with an estimated depth of 26 m. Past production statistics are unavailable.

Literature surveys by MacRae (2007) iterated up to 10.3 grams per tonne (g/t) gold and 14.1 g/t platinum along with 8% copper and 3% nickel from a bulk sample in 1930, while, ‘in January 1934, a shipment of 13.64 tonnes of ore was received by the Mines Branch, Ottawa, returning a value of 1.12% copper, 1.02% nickel, 0.34 g/t gold, 6.17 g/t silver, and, 4.46 g/t platinum and palladium.’

MacRae (2007) describes the mineralization at the Ajax as:

‘The copper-nickel mineralization at the Ajax deposit is disseminated to massive sulphides associated with a "keel" structure in the Ajax ultramafic intrusive. This type of mineralization is believed to be formed by the partial melting of the upper mantle, magmafractionation, magma mixing and contamination by country rock. The metal content is derived from the mantle melt and the assimilation of sulphide rich country rock producing an immiscible sulphide phase which forms a cumulate that occupies topographic lows in the intrusive body at the time of emplacement. Structural complexities can remobilize the sulphides into veins that occupy fractures in the intrusive and extend into the country rock. These deposit types are also anomalous in gold and platinum group metals.

The mineralization was studied by Sandefur (1942) who identified pyrite, pyrrhotite, chalcopyrite, pentlandite, sphalerite, calaverite, tetrahedrite, marcasite and hematite as well as chromite. The most abundant of these ore minerals is pyrite, pyrrhotite and chalcopyrite. Pentlandite is associated with high concentrations of pyrrhotite and in places is reported to be partially replaced by violarite. Pyrite and marcasite are distributed widely without forming large accumulations while sphalerite is present in very minor amounts.’

As mentioned, the current drilling program will explore previously reported historical resources as well as new VTEM airborne geophysical targets that have never been tested. Dale Alexander, P.Geo. is the qualified person for the purposes of National Instrument 43-101 on the Company’s Ajax Project. The contents of the press release have been reviewed and approved by Dale Alexander.

Additionally, Amador has expanded its land position by optioning adjacent ground for consideration of $1,300,000 in four installments by June 30, 2009. A royalty between 3% and 5% is payable with a 2.5% buy back for $1,000,000.

About Amador Gold

Amador Gold is well positioned to discover and capitalize on world class gold, silver, platinum, palladium and diamond deposits.　 During the last couple of years the Company has strategically accumulated large land packages in existing mining or mineral districts such as the Abitibi in Ontario.　 The Company’s assets are entirely within Canada with a strong focus in Ontario.　 These properties have existing infrastructure and are often within road access to metallurgical facilities to process mined ores.

AMADOR GOLD CORP.

On Behalf of the Board of Directors

Richard W. Hughes, President

For Further Information Contact: The Hughes Exploration Group

Phone: (604) 685-2222 or visit Amador’s web-site: www.amadorgoldcorp.com to see Smartstox interviews with Company President.

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation’s control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2. Date of Material Change – February 7, 2008.

Item 3. News Release – News Release issued February 7, 2008, at Vancouver, BC.

Item 4. Summary of Material Change:

Amador Gold Corp ("Amador") is pleased to announce it has commenced a 4000 metre diamond drilling program on the 100% owned past producing Ajax Mine property in Strathy Township.

Item 5. Full Description of Material Change:

Amador is pleased to announce it has commenced a 4000 metre diamond drilling program on the 100% owned past producing Ajax Mine property in Strathy Township. The Ajax Mine (also known as the Kanichee Mine) last produced copper-nickel ore with credits in gold, silver, platinum and palladium in the mid 1970’s. The last production was from the open pit that operated between 1974 and 1976, prior to being closed because of weak nickel prices. The average annual nickel price in 1976 was US$2.25/lb, the current nickel price is over US$12/lb. The open pit and workings have remained flooded since 1976.

The Ajax deposit is hosted within the Ajax intrusion, an ovoid body some 1070 m by 760 m in size, cutting mafic to felsic volcanic rocks. The intrusion ranges in composition from peridotite to partly altered gabbro and diorite. The peridotite faction is almost wholly altered to serpentinite, and is the host rock to the copper-nickel-platinum group mineralization.

Geotech Ltd. has completed a VTEM airborne geophysical survey over the property. The VTEM survey highlighted four electromagnetic anomaly trends on the Amador claims. Two of these anomaly trends are intimately associated with the Ajax intrusion. A weak to moderate trend of anomalies correlates with the historic mineralization at the Ajax deposit, while a second, stronger series of anomalies are some 200 m west and lie 100 to 150 m west of the intrusive contact. The second feature has never been tested. Both of these anomalies are priority targets for the current drilling program.

Other objectives of the drilling program include confirming selected historical mineralization, testing contact zones and structures associated with the Ajax intrusion, and, exploring for disseminated copper-nickel-platinum group mineralization suggested from the historical work.

Amador’s Technical Qualifying Report by MacRae (www.sedar.com: Amador Gold Corp., Technical Report, 20,873 Kb, filed February 5, 2008), reports the following Historic Mineral Resource estimates for the property:

In 1949 Trebor Mines reported three zones calculated by George Dumont to contain:
	Tonnes	Combined Cu+Ni
Shaft or "S" Orebody	335,455	1.42%
"A" Extension	4,099,727	0.54%
"E" (North)	497,272	0.64%
Total Tonnage	4,932,454

In 1950 the resource was again calculated by a John C. Dumbrille and reported five zones totaling 4,297,727 tonnes at 0.62% combined Cu+ Ni with PGM credits.

Ajax Minerals in 1961 gave the resources calculated by Georges Dumont to be:
	Tonnes	Copper	Nickel
Shaft Orebody	260,000	0.95%	0.58%
"A" Orebody	668,182	0.45%	0.26%
Additional Tonnage	3,909,091 of lower grade

The resource variations are considered historic. They are not conformable to National Instrument 43-101 standards and should not be relied upon as they have not been verified by a Qualified Person.

During its operation, limited production occurred from a 75 metre (m) vertical shaft with 670 m of lateral development on the 30 and 68.6 m levels, and, from a small open pit with an estimated depth of 26 m. Past production statistics are unavailable.

Literature surveys by MacRae (2007) iterated up to 10.3 grams per tonne (g/t) gold and 14.1 g/t platinum along with 8% copper and 3% nickel from a bulk sample in 1930, while, ‘in January 1934, a shipment of 13.64 tonnes of ore was received by the Mines Branch, Ottawa, returning a value of 1.12% copper, 1.02% nickel, 0.34 g/t gold, 6.17 g/t silver, and, 4.46 g/t platinum and palladium.’

MacRae (2007) describes the mineralization at the Ajax as:

‘The copper-nickel mineralization at the Ajax deposit is disseminated to massive sulphides associated with a "keel" structure in the Ajax ultramafic intrusive. This type of mineralization is believed to be formed by the partial melting of the upper mantle, magmafractionation, magma mixing and contamination by country rock. The metal content is derived from the mantle melt and the assimilation of sulphide rich country rock producing an immiscible sulphide phase which forms a cumulate that occupies topographic lows in the intrusive body at the time of emplacement. Structural complexities can remobilize the sulphides into veins that occupy fractures in the intrusive and extend into the country rock. These deposit types are also anomalous in gold and platinum group metals.

The mineralization was studied by Sandefur (1942) who identified pyrite, pyrrhotite, chalcopyrite, pentlandite, sphalerite, calaverite, tetrahedrite, marcasite and hematite as well as chromite. The most abundant of these ore minerals is pyrite, pyrrhotite and chalcopyrite. Pentlandite is associated with high concentrations of pyrrhotite and in places is reported to be partially replaced by violarite. Pyrite and marcasite are distributed widely without forming large accumulations while sphalerite is present in very minor amounts.’

As mentioned, the current drilling program will explore previously reported historical resources as well as new VTEM airborne geophysical targets that have never been tested. Dale Alexander, P.Geo. is the qualified person for the purposes of National Instrument 43-101 on the Company’s Ajax Project. The contents of the press release have been reviewed and approved by Dale Alexander.

Additionally, Amador has expanded its land position by optioning adjacent ground for consideration of $1,300,000 in four installments by June 30, 2009. A royalty between 3% and 5% is payable with a 2.5% buy back for $1,000,000.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9. Date of Report – Dated at Vancouver, British Columbia, this 7th day of February 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP.

(Registrant)

Date: February 8, 2008 By: /s/ Beverly J. Bullock

Beverly J. Bullock, Corporate Secretary